Kidde

03032983

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 28 2003
WASH. D.C. 188

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

14 October 2003

Dear sir/madam

Kidde plc - SEC File No 82-5153

SUPPL

As required by Rule 12g 3-2(b), I attach update material made public to September 30 2003.

Yours faithfully

E. Palmer

S C Hornbuckle
Assistant Secretary
Kidde plc

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dlw 10/30

Y:\ADRs\SEC filing sheet.doc

Kidde plc
Mathisen Way
Poyle Road Colnbrook
Berkshire SL3 0HB UK

Tel +44 (0) 1753 689848
Fax +44 (0) 1753 682572
www.kidde.com

Registered office:
Mathisen Way Colnbrook
Slough Berkshire
SL3 0HB UK
Registered in England No:
4039127

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Kidde plc

2) Name of director

John Michael Harper (JMH)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barclayshare Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP re-investment - Single Company

7) Number of shares/amount of stock acquired

380

8) Percentage of issued class

less than 0.5% of the company's issued share capital

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 10P each

12) Price per share

88.64p

13) Date of transaction

29th July 2003

14) Date company informed

31st July 2003

15) Total holding following this notification

538,837

16) Total percentage holding of issued class following this notification

less than 0.5% of the company's issued share capital

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Steve Hornbuckle 01753 766243

25) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle, Assistant Secretary

Date of Notification 31 July 2003

Kidde plc - Notice of Interim Results

Kidde plc, the global fire and safety group, will be announcing its interim results for the half year ended 30 June 2003 on the morning of Tuesday 9 September 2003. A presentation to analysts and investors will be held on that day at 100 New Bridge Street, London, EC4B 6JA.

Issued 8 July 2003

Enquiries:

Garth Watkins, Kidde plc 01753 766379
Elaine palmer, Kidde plc 01753 766347
www.kidde.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANKERS TRUST COMPANY	3,317,600
BANK OF NEW YORK	14,454,262
CHASE NOMINEES LTD	83,945,332
CITIBANK NA	293,420
DEUTSCHE BANK AG	71,638
MELLON BANK NA	8,261,409
NORTHERN TRUST COMPANY	5,791,032
ROYAL TRUST CORPORATION OF CANADA	5,498,182
STATE STREET BANK & TRUST COMPANY	10,388,334
	132,021,209

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

10 July 2003

12) Total holding following this notification

132,021,209

13) Total percentage holding of issued class following this notification

15.8981%

14) Any additional information

-

15) Name of contact and telephone number for queries

Steve Hornbuckle, Assistant Secretary, Kidde plc, 01753 766243

16) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle

Date of notification 11 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Kidde plc

2) Name of director

John Michael Harper (JMH)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barclayshare Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP purchase - Single Company

7) Number of shares/amount of stock acquired

8,717

8) Percentage of issued class

less than 0.5% of the company's issued share capital

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 10P each

12) Price per share

105.94p

13) Date of transaction

22 September 2003

14) Date company informed

22 September 2003

15) Total holding following this notification

547,554

16) Total percentage holding of issued class following this notification

less than 0.5% of the company's issued share capital

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Diane Quinlan 01753 766338

25) Name and signature of authorised company official responsible for making this notification

Diane Quinlan
Company Secretary

Date of Notification 22 September 2003

Kidde

Press Release

9 September 2003

Kidde plc

Interim results (unaudited) for the half year ended 30 June 2003

Kidde plc (Kidde), the global fire and safety group, today announces its interim results for the half year to June 2003.

Summary

- Sales £429.0m up by 3.5%, of which organic growth was 1.5% (2002: £414.6m)
- Divisional profit up by 2.4% to £43.5m, organic growth 10.4% (2002: £42.5m)
- Operating profit £35.8m (2002: £23.3m)
- Adjusted Earnings per Share up 11% to 3.0p (2002: 2.7p). Basic EPS was 2.2p
- Operating cash flow equivalent to 104% of operating profit
- Net debt amounted to £289.3m (2002: £298.7m)
- Interim dividend up 4.7% to 0.89p per share (2002: 0.85p)
- Order book increased by over 8% since December 2002.

Michael Harper, Chief Executive, commented:

"This very satisfactory set of results demonstrates a resumption of organic sales growth and increased divisional and operating profits, notwithstanding continued difficult trading conditions in certain sectors and adverse exchange rates. Our investments in product innovation and significant marketing activity have stimulated demand, while the actions taken to drive down costs across the Group over the last year have helped mitigate the effects of challenging markets. Continued good cash management has further reduced debt.

The half year order book is strong. The outlook for aerospace products is more stable and we are well positioned in the retail market for the seasonally important second half. The industrial markets remain challenging, but with the North American economy improving, we expect to achieve organic growth in the full year."

Enquiries:

Kidde plc **+44 (0) 1753 689 848**
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

Finsbury **+44 (0) 20 7251 3801**
Edward Orlebar
Charlotte Hepburne-Scott

A copy of this announcement is available at www.kidde.com

Financial highlights	Half year 2003	Half year 2002	Full year 2002
Turnover (£m)	**429.0**	414.6	879.7
Business performance			
Divisional profit (£m) *	**43.5**	42.5	105.2
Adjusted earnings per share (p) *	**3.0**	2.7	7.8
Statutory results			
Operating profit (£m)	**35.8**	23.3	81.1
Net debt (£m)	**(289.3)**	(298.7)	(293.2)
Basic earnings per share (p)	**2.2**	1.0	5.6
Dividend per share (p)	**0.89**	0.85	2.55

*Divisional profit and adjusted earnings per share exclude exceptional items, acquisition reorganisation costs and goodwill amortisation.

Chief Executive's summary of results and outlook

The Group achieved a resumption of organic sales growth in the first half of the year, despite continuing difficult trading conditions in many sectors. Sales grew by 3.5%, and the organic growth was 1.5%. Since the beginning of the year the order book has increased by over 8% excluding the effect of acquisitions, providing the potential for continuing growth for the remainder of the year. Despite adverse currency effects of £4.2m, divisional profit increased by 2.4% to £43.5m. Operating profit was up 53.6% to £35.8m, reflecting the absence of the exceptional litigation expense of £14.5m that occurred in 2002.

The aerospace sector continued to show signs of greater stability, particularly in aftermarket demand and in regional jet programmes. The business also benefited from the ongoing strength of demand from military programmes for aircraft, vehicles and transportable bridges. Conversely, the specialist combustion controls business experienced declining demand from power generation, partly offset by good progress with the new safety products aimed at the industrial heating sector.

Sales of Residential & Commercial home safety products responded well to new marketing activity designed to educate consumers on fire safety and stimulate demand, with sales growing in the seasonally slow first half, reinforced by improved positions at major retailers. Actions taken last year to reduce operating costs have continued to produce benefits ahead of the sales growth, enabling this division to achieve a margin of 11.3% and thereby increase reported divisional profits by 89% (119% organic growth) over the same period in 2002.

The industrial fire protection markets were very mixed, with North America experiencing further declines in demand from power generation, telecommunications and fire brigades, somewhat offset by good progress in the petrochemical sector. In Europe, the business benefited from the integration of Ajax in Holland and of the marine business acquired from Kongsberg in the second half of 2002. The markets in South America and Asia remained challenging. Steps taken to reduce costs helped maintain competitiveness.

The infill acquisition programme in 2003 included the Briton Fire Company in the UK and small additions in South America to extend the Group's capability.

The Group continued to demonstrate its good cash flow characteristics, with 104% of operating profit being converted to cash; net debt reduced to £289.3m.

In July Kidde announced that the industrial fire protection activities in North America, Europe and Emerging Markets were to be combined into a single division in order to take advantage of synergies within these businesses and to provide increased focus on global customers. This structure is operational and the full year results will be reported under the new structure.

The associates continued to contribute improved operating profit, up 16.7% to £5.6m. These investments are not core and advisors have been appointed to assist the in realisation of value from them.

Adjusted earnings per share were up 11% to 3.0p and basic earnings per share increased to 2.2p. An interim dividend of 0.89p will be paid on 24 October 2003 to shareholders on the register on 3 October 2003; this represents an increase of 4.7%.

Outlook

The stronger order book achieved in the first half provides the Group with a good platform for the balance of the year. The aerospace sector is more stable, with new programmes secured that will bring future benefit. Sales of Kidde products to military applications are growing. The Residential & Commercial division has had a good start and is well positioned to take advantage of the seasonally important second half. Industrial fire protection markets remain challenging but there are encouraging signs of economic improvement in North America.

Work to reduce costs further will intensify in order that margin improvements can be achieved. The investment in a new ERP system will be a feature as work is undertaken towards the first installations at the beginning of next year.

Infill acquisitions are being progressed and the recent acquisition of IFTE for approximately £10.1m will enlarge the Group's product offering and service capability in the important airport and fire service sectors.

The progress made in growing sales and profit in the first half provides a platform for achieving the ambition of organic growth in the full year.

Aerospace, Specialist & Emerging Markets Division

Sales in the division were £97.9m, down from £106.5m in 2002, due entirely to currency factors, with underlying sales growing by 0.9%. Profits for the division were stable at £22.1m with margins improving to 22.6%.

The civil aerospace OEM business has been more stable as the manufacturers adjusted to new demand levels and sales of Kidde's fire safety products were in line with expectations. The regional jet business has been more resilient and shown growth year on year. In the aftermarket there were encouraging signs of stability underpinning demand for spares and upgrades to fire protection systems, despite the damaging impact that both the war in Iraq and the SARS virus had on airline passenger traffic. Total civil aerospace sales were £26m in the period, compared with £29m in 2002.

The military aircraft programmes of F-18E/F, F-22, C-17 and others all contributed to solid growth in sales of fire safety products and the Joint Strike Fighter is proceeding through the development stages on schedule. The military spares business was very strong, exceeding expectations largely as a result of needs generated by the war in Iraq. The military vehicle business remained strong and the first units of the dry support bridge saw service in Iraq. The positive response of the users led to the conversion of options to additional firm orders on the project. Overall the military business grew from £29.1m to £31.8m.

Investment in product development contributed to the success in securing the overheat detection system on the Airbus A380 and this will become an important contributor when production begins in 2005. The more recent success in securing the contract for an integrated fire protection and overheat detection and monitoring system for the ARJ21 Chinese regional jet will also start to contribute to the aerospace business from 2005.

During the half year the consolidation of the US sales, marketing and engineering activity on to one site made an important contribution to reducing the cost structure of the aerospace sector and efforts to further reduce costs continued throughout the business. In September the company announced the planned closure of an aerospace manufacturing plant in the USA at an expected revenue cost of £1.5m; savings of approximately £1.0m p.a. will begin in 2005.

The Specialist business of combustion controls was adversely affected by the depressed state of the US power generation industry, caused by continuing overcapacity of electrical energy. However, the aftermarket showed signs of improvement as customers invested in upgrades to improve performance and efficiency. The long and unusually cold winter in North America supported demand for safety systems for industrial and commercial heating applications. The net effect was a decline in sales from £24m in 2002 to £19.5m for this period.

Investment in new products continued to enhance market share and good strides were also made in penetrating the process heating sector.

In the Emerging Markets, economic improvement and political stability contributed to a better market in South America, but exchange rate movements adversely impacted profitability. Demand for fire safety products in the petrochemical market was notably strong and other applications in general industry showed signs of improving demand. The acquisition of a fire extinguisher gauge manufacturer in Brazil and a fire fighting foam product line in Argentina were completed in the first half of the year and these were integrated into existing operations. The former will contribute to improving quality and the latter to extending already strong market positions in the region.

Business in the Asia Pacific region improved over the same period in 2002, despite the adverse effects the SARS virus had on activity. Conditions remained competitive, particularly for fixed fire suppression systems, and volumes were below the threshold for profitable trading. Vijay in India made encouraging progress on order intake.

Outlook
The major commercial airline builders have confirmed forecasts in line with Kidde expectations. The regional jet manufacturers have announced several significant new contracts which underpin the optimism Kidde has for this part of the business. The aftermarket is also showing signs of stabilising as the effects of SARS and the Middle East conflict diminish.

The military business is expected to continue to grow even if the aftermarket slows compared to the first half. The military bridge schedules remain firm and sales are forecast to grow steadily through the year. The options for additional bridges that were converted to firm orders during the period provide longer term opportunities for growth.

The power generation market is not expected to recover during the balance of the year although the reduced sales to this sector will be somewhat offset by continuing aftermarket and commercial heating growth.

An improved order book for industrial products and several large projects secured in the first half combined with improving market conditions support growth expectations for the remainder of the year.

Residential & Commercial Division

Sales in the division were £60.4m, up from £56.8m in 2002 and the underlying growth was 16.6%. Profit for the division was also improved to £6.8m with margins improving to 11.3%.

This division continued to benefit from the momentum created in the last quarter of 2002 and sales growth continued throughout the half. The improvement in margins, started in 2002, was sustained in the seasonally lower demand first half. During the period working capital increased temporarily by $18m in order to support expected second half demand and to counter the risk to the supply chain presented by the SARS epidemic in China.

Good progress has been made in expanding the distribution with key US retailers, where Kidde has strengthened its position. These customers have supported a very successful marketing campaign, which was used to stimulate demand throughout the period. The international business has continued to grow with notable success in Canada and the UK. Ajax is now selling the product line to the retail consumers markets in the Netherlands.

New products are an important feature in expanding the offering and improving the product mix. The new combination smoke and carbon monoxide (CO) alarms and 'talking' smoke alarms positively impacted sales.

The division continues to invest in infrastructure to improve its capabilities to support customers and improve margins. Significant new equipment and capacity has been added in Mebane, North Carolina and China to support increased demand, while improving quality and reducing costs.

During the seasonally important second half, the division will be expanding the marketing strategy designed to improve consumer awareness of the need for adequate home safety and protection from the hazards of fire, smoke and carbon monoxide. This will include public service announcements by former New York Mayor Rudolf Giuliani, who will encourage people to protect their families with smoke and CO alarms and fire extinguishers. The

campaign is scheduled to reach over 30% of the US population and will run from August 2003 to February 2004.

Outlook

The success of new marketing initiatives in increasing safety awareness and support of the distribution partners is expected to combine together in the all important second half, to develop further the demand for improved home safety and lead to continuing growth of sales for the year.

Industrial Fire Protection Division

The total sales to industrial markets increased from £271.1m to £288.1m, of which North America was £92.9m, Europe was £177.8m and the Emerging Markets £17.4m. At the beginning of July these businesses were brought together into a single division under one management and will be reported as such at the year end.

Sales in the North America Fire Protection division were £92.9m, down from £107.1m in 2002, with underlying sales declining by 3.5%. Profits for the division reduced to £6.3m and margins declined to 6.8%.

Sales in the European Fire Protection division were £177.8m, up from £144.2m in 2002, mainly as a result of acquisitions, with underlying sales declining by 0.1%. Profit for the division was £8.3m and margins fell a little to 4.7%.

In North America orders in the period grew by 39%, particularly in the petrochemical sector. Divisional margins were disappointing and reflect difficult conditions in the fire fighting and fire suppression sectors. Cost reduction actions have been implemented to address this, including the previously announced closure of a fire hose manufacturing facility in North Carolina at a cost of £0.7m.

Conditions in the European markets were more difficult than in 2002 and were also influenced by the conflict in Iraq, resulting in delays and postponements. These were most notable in the petrochemical markets of the Middle East. The division nevertheless maintained sales at constant exchange rates and added growth after including acquisitions. Profits grew by 19% but margin improvement was held back by high start-up costs at Dascem Europe.

Conditions in the six major end user markets were as follows:

- Petrochemicals - business was boosted in the sector by significant project wins in Angola, Nigeria and Russia as well as a very steady order flow in South America. Europe in contrast experienced more difficult conditions that were influenced by the conflict in Iraq, resulting in delays and postponements.

- Commercial and industrial buildings – the demand for fire protection in these applications remained slow in North America as construction for the sector was at reduced levels. These markets were steadier in Europe. Revised regulations in the restaurant and commercial food industry in the USA have led to some good growth in this niche market.

- Power generation – as in the combustion control activity, fire protection was also adversely affected by the continued slow down in investment in the electricity supply infrastructure.

- Fire brigades - the demand for fire fighting products used by fire brigades was mixed, with a slow-down in USA as funds were diverted into training and preparing for hazardous material clean-up operations. In Europe the fire fighters' strike in the UK produced higher than usual demand as standby equipment was brought into use.

- Telecommunications and data storage – the markets continued to be very slow and with new fire suppression agent manufacturers entering the arena, pricing has been under further pressure.

- Marine - activity in this sector was strong and new product introduction in North America boosted business there. The integration of the Kongsberg Marine's fire protection business into the Kidde Scandinavia operations has been successfully completed and Ajax is proving a good channel to the market in the Netherlands.

Investment in new products has continued to focus on creating opportunities in the petrochemical sector and other growing areas such as off-road vehicles. Kidde has reached agreement with 3M to market a new fire suppression agent that is environmentally benign and this will be targeted at those parts of the world where regulations are impacting sales of other clean agent suppressants, thereby giving the Group the capability to offer the broadest range of solutions to customers.

In Italy Kidde has made progress with the authorities and tunnel operators to demonstrate the technical solution of fire fighting in road and rail tunnels and are optimistic that this potential can be converted to sales in the future.

Outlook

There are signs that the US economy will improve in the second half and without the uncertainty associated with the war in Iraq and the SARS epidemic in Asia, the expectation is for a better second half. Similarly in Europe, a great deal has been achieved in the restructuring of the businesses in UK, Italy and now Scandinavia, that have positioned these businesses to continue to grow in the second half.

Corporate issues

Infill acquisitions

The strategy of adding to distribution and extending product capability continued in the period, with the completion of the acquisition and integration of The Briton Fire Company in the UK, which will extend distribution and add to the successful after sales service activity. The addition of FM, the extinguisher gauge manufacturer in Brazil will provide a capability previously outsourced and enable higher quality to be achieved. The product range was also extended with the addition of a fire fighting foam capability in Argentina.

Since the end of the period Kidde has completed a successful offering to the shareholders of IFTE Plc, a UK based company with operations in Europe and North America that specialises in fire training systems used by airport operators and fire brigades.

ERP System

The previously announced investment of £16m over 5 years in a new IT platform for the Group has begun and good progress has been made on establishing the infrastructure and preparing for Kidde Safety, Ajax and all the Norwegian operations to transfer onto the new system.

Associates

The operating profit contribution from associates increased by 16.7% to £5.6m, principally as a result of strong trading at Baxi.

Robbialac experienced a challenging market particularly in Portugal where economic conditions are weak. Following the half year, the option to convert the company's preference share holding into a 15% ordinary share holding has been exercised.

In order to progress the realisation of value from these non-core activities, advisers have been appointed to assist the company.

Tax rate

Tax continues to be actively managed and as a consequence of actions taken the tax rate for 2003 has been reduced slightly to 28%. Draft tax legislation published in the USA is being closely monitored to determine any action required by Kidde.

Currency

During the first half the Group strategy of managing the foreign exchange impact on profit translation improved the effective exchange rate to translate US dollar profit from 1.61 to 1.60. Despite this action, adverse exchange rates compared to 2002 had an overall negative impact on divisional profit of £4.2m.

Contracts to protect dollar profit translation in 2003 at a worst case rate of 1.62 remain in place and have been supplemented by similar contracts for 2004 at a worst case rate of 1.63. Both contracts enable Kidde to benefit from upside movement in the US dollar to sterling exchange rate.

Dividend

The Board has approved an interim dividend of 0.89p per share, which represents a 4.7% increase over 2002 and indicates the confidence it has in the Group to achieve the goals set for 2003. This will be paid on 24 October 2003 to shareholders on the register at the close of business on 3 October 2003.

Consolidated Profit and Loss Account
for the half year ended 30 June 2003

	Note	**Half year ended 30 June 2003 £m**	Half year ended 30 June 2002 £m	Year ended 31 December 2002 £m
Turnover – continuing operations	**3**	**429.0**	414.6	879.7
Divisional profit		**43.5**	42.5	105.2
Operating exceptional items		**-**	(14.5)	(14.4)
Acquisition reorganisation costs		**(2.7)**	(0.1)	(0.6)
Goodwill amortisation		**(5.0)**	(4.6)	(9.1)
Operating profit – continuing operations	**3**	**35.8**	23.3	81.1
Share of operating profit of associated companies		**5.6**	4.8	17.5
Share of exceptional profit from associated companies		**-**	-	0.8
Profit before interest and tax		**41.4**	28.1	99.4
Interest payable less receivable	**5**	**(14.2)**	(15.3)	(31.0)
Profit on ordinary activities before tax		**27.2**	12.8	68.4
Tax on profit on ordinary activities	**6**	**(9.0)**	(4.2)	(22.1)
Profit on ordinary activities after tax		**18.2**	8.6	46.3
Equity minority interest		**-**	0.1	0.2
Profit for the financial period		**18.2**	8.7	46.5
Dividends	**7**	**(7.4)**	(7.1)	(21.2)
Retained profit		**10.8**	1.6	25.3
Earnings per share (p)	**9**			
Basic		**2.2**	1.0	5.6
Adjusted		**3.0**	2.7	7.8
Diluted		**2.2**	1.0	5.6

Consolidated Balance Sheet
at 30 June 2003

	30 June 2003 £m	30 June 2002 £m	31 December 2002 £m
Fixed assets			
Intangible assets – goodwill	**119.7**	116.7	121.9
Tangible assets	**102.1**	103.5	100.1
Investments:			
Associated companies	**26.5**	13.1	24.7
Other investments	**16.3**	17.7	16.4
	264.6	251.0	263.1
Current assets			
Stocks	**142.3**	154.4	137.2
Debtors:			
Falling due within one year	**212.2**	187.0	232.4
Falling due after more than one year	**6.9**	5.4	7.1
	219.1	192.4	239.5
Short-term deposits	**0.3**	1.6	0.9
Cash	**12.9**	14.7	18.9
	374.6	363.1	396.5
Creditors: amounts falling due within one year			
Creditors	**(223.4)**	(203.7)	(242.6)
Short-term borrowings	**(19.2)**	(18.7)	(36.8)
	(242.6)	(222.4)	(279.4)
Net current assets	**132.0**	140.7	117.1
Total assets less current liabilities	**396.6**	391.7	380.2
Creditors: amounts falling due after more than one year			
Long-term creditors	**(11.3)**	(11.8)	(14.2)
Long-term borrowings	**(283.3)**	(296.3)	(276.2)
	(294.6)	(308.1)	(290.4)
Provisions for liabilities and charges	**(53.4)**	(63.3)	(51.7)
Net assets	**48.6**	20.3	38.1
Capital and reserves			
Share capital	**83.1**	83.0	83.1
Share premium	**1.6**	1.0	1.0
Profit and loss account	**(36.1)**	(63.8)	(46.0)
Total equity shareholders' funds	**48.6**	20.2	38.1
Equity minority interest	**-**	0.1	-
	48.6	20.3	38.1

Consolidated Cash Flow Statement
for the half year ended 30 June 2003

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 December 2002 £m
Net cash inflow from operating activities	**37.4**	41.8	85.1
Returns on investments and servicing of finance	**(11.2)**	(10.1)	(19.0)
Tax	**0.8**	(5.3)	(12.2)
Capital expenditure and financial investment	**(9.8)**	(6.3)	(13.0)
Acquisitions and disposals	**(5.0)**	(1.0)	(13.2)
Equity dividends	**(14.1)**	(13.3)	(20.4)
Net cash flow before management of liquid resources and financing	**(1.9)**	5.8	7.3
Management of liquid resources	**0.6**	(1.1)	0.8
Financing	**(1.8)**	(2.7)	(8.0)
Movement in cash	**(3.1)**	2.0	0.1

Statement of Total Recognised Gains and Losses for the half year ended 30 June 2003

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 December 2002 £m
Profit for the period attributable to equity shareholders	**18.2**	8.7	46.5
Exchange adjustments on foreign currency net investments	**(1.8)**	(2.2)	(8.9)
Total recognised gains for the period	**16.4**	6.5	37.6
Prior period adjustment *	**-**	(11.6)	(11.6)
Total gains (losses) recognised in the period	**16.4**	(5.1)	26.0

* The comparative deferred tax provision was restated in 2002 on the adoption of FRS 19 'Deferred Tax'.

Reconciliation of Movements in Equity Shareholders' Funds for the half year ended 30 June 2003

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 December 2002 £m
Profit for the period attributable to equity shareholders	**18.2**	8.7	46.5
Dividends	**(7.4)**	(7.1)	(21.2)
Share issues	**0.6**	1.1	1.2
Exchange adjustments on foreign currency net investments	**(1.8)**	(2.2)	(8.9)
Goodwill on disposals (including associated companies)	**0.9**	-	0.8
	10.5	0.5	18.4
Opening shareholders' funds	**38.1**	19.7	19.7
Closing shareholders' funds	**48.6**	20.2	38.1

Notes

1. Basis of preparation

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The abridged accounts for the year ended 31 December 2002 are an extract from the statutory accounts for that period which, together with an unqualified audit report, have been filed with the Registrar of Companies.

The Interim Report has been prepared on the basis of the accounting policies set out in the 2002 Annual Report.

2. Exchange rates

The trading results of overseas companies have been translated into Sterling at the average rate of exchange during the period. The average exchange rates for currencies significant to the Group were:

	2003	2002
US Dollar	**1.61**	1.44
Euro	**1.46**	1.61

The Group uses currency options to hedge its principal overseas profits. After hedging, the effective exchange rates used to translate US Dollar profits were 1.60 in the six months to June 2003 and 1.40 for the comparative period in 2002.

3. Segmental analysis

During the period, the Group announced its intention to reorganise the structure under which it operates from four divisions to three. Results by activity analysed as four divisions were as follows:

	Half year ended 30 June 2003			Half year ended 30 June 2002			Year ended 31 December 2002		
	Turnover £m	**Profit £m**	**Net operating assets £m**	Turnover £m	Profit £m	Net operating assets £m	Turnover £m	Profit £m	Net operating assets £m
By activity									
Aerospace, Specialist & Emerging Markets	**97.9**	**22.1**	**106.5**	106.5	22.1	112.2	211.8	46.2	107.4
Residential & Commercial	**60.4**	**6.8**	**35.4**	56.8	3.6	28.6	140.0	16.7	34.0
North American Fire Protection	**92.9**	**6.3**	**73.3**	107.1	9.8	81.2	214.9	24.5	73.1
European Fire Protection	**177.8**	**8.3**	**186.3**	144.2	7.0	167.7	313.0	17.8	178.6
	429.0	**43.5**	**401.5**	414.6	42.5	389.7	879.7	105.2	393.1
Operating exceptional items	**-**	**-**	**-**	-	(14.5)	-	-	(14.4)	-
Acquisition reorganisation costs	**-**	**(2.7)**	**-**	-	(0.1)	-	-	(0.6)	-
Goodwill amortisation	**-**	**(5.0)**	**-**	-	(4.6)	-	-	(9.1)	-
Continuing operations	**429.0**	**35.8**	**401.5**	414.6	23.3	389.7	879.7	81.1	393.1

The reorganisation will combine the North American Fire Protection and European Fire Protection divisions with the emerging market businesses in South America and Asia Pacific to form a new Industrial Fire Protection Division. Following the removal of the emerging market businesses from the Aerospace, Specialist & Emerging Markets Division, the division will be known as the Aerospace & Specialist Equipment Division. The Residential & Commercial Division is unaffected by the reorganisation.

Results by activity analysed under the three new divisions are as follows:

	Half year ended 30 June 2003			Half year ended 30 June 2002			Year ended 31 December 2002		
	Turnover £m	**Profit £m**	**Net operating assets £m**	Turnover £m	Profit £m	Net operating assets £m	Turnover £m	Profit £m	Net operating assets £m
By activity									
Aerospace & Specialist Equipment	**80.5**	**22.2**	**70.1**	86.1	21.8	71.8	174.3	45.5	71.4
Residential & Commercial	**60.4**	**6.8**	**35.4**	56.8	3.6	28.6	140.0	16.7	34.0
Industrial Fire Protection	**288.1**	**14.5**	**296.0**	271.7	17.1	289.3	565.4	43.0	287.7
	429.0	**43.5**	**401.5**	414.6	42.5	389.7	879.7	105.2	393.1
Operating exceptional items	**-**	**-**	**-**	-	(14.5)	-	-	(14.4)	-
Acquisition reorganisation costs	**-**	**(2.7)**	**-**	-	(0.1)	-	-	(0.6)	-
Goodwill amortisation	**-**	**(5.0)**	**-**	-	(4.6)	-	-	(9.1)	-
Continuing operations	**429.0**	**35.8**	**401.5**	414.6	23.3	389.7	879.7	81.1	393.1

	Half year ended 30 June 2003			Half year ended 30 June 2002			Year ended 31 December 2002		
	Turnover £m	**Profit £m**	**Net operating assets £m**	Turnover £m	Profit £m	Net operating assets £m	Turnover £m	Profit £m	Net operating assets £m
By geographical origin									
UK	**74.9**	**9.3**	**83.2**	71.7	9.0	71.5	150.7	18.6	77.8
Rest of Europe	**136.8**	**5.7**	**140.6**	104.6	4.6	126.4	232.3	11.6	140.5
North America	**199.0**	**22.4**	**153.0**	216.9	24.1	151.8	440.7	61.2	143.2
Rest of the World	**18.3**	**6.1**	**24.7**	21.4	4.8	40.0	56.0	13.8	31.6
	429.0	**43.5**	**401.5**	414.6	42.5	389.7	879.7	105.2	393.1
Operating exceptional items	**-**	**-**	**-**	-	(14.5)	-	-	(14.4)	-
Acquisition reorganisation costs	**-**	**(2.7)**	**-**	-	(0.1)	-	-	(0.6)	-
Goodwill amortisation	**-**	**(5.0)**	**-**	-	(4.6)	-	-	(9.1)	-
Continuing operations	**429.0**	**35.8**	**401.5**	414.6	23.3	389.7	879.7	81.1	393.1

4. Exceptional items

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 December 2002 £m
Operating exceptional items			
X-IT litigation	**-**	(14.5)	(12.9)
Abortive acquisition costs	**-**	-	(1.5)
	-	(14.5)	(14.4)
Non-operating exceptional items			
Share of exceptional profit from associated companies	**-**	-	0.8
	-	(14.5)	(13.6)

5. Interest payable less receivable

	Half year ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 December 2002 £m
External	**10.6**	10.2	21.9
Share of associated companies	**3.6**	5.1	9.1
	14.2	15.3	31.0

6. Tax

Tax on profit on ordinary activities for the half year has been calculated on the basis of the estimated effective Group tax rate for the year ending 31 December 2003. The charge of £9.0m represents an effective tax rate on profit on ordinary activities excluding goodwill amortisation and exceptional items of 28%.

7. Ordinary dividends

The interim ordinary dividend of 0.89p per share will be paid on 24 October 2003 to ordinary shareholders on the register at 3 October 2003.

8. Goodwill on acquisitions

Acquisitions in the period, together with their respective acquisition dates were :

Quimica Car-La – 23 April 2003
The Briton Fire Company Limited – 6 June 2003
FM Fabrica de Manometros Ltda – 17 June 2003

Goodwill has been calculated as follows :		**£m**
Aggregate consideration	- cash	**5.0**
	- deferred	**1.0**
Less : net assets acquired		**(0.7)**
Goodwill capitalised in the period		**5.3**

9. Earnings per share

Basic and diluted earnings per share have been calculated in accordance with FRS 14, 'Earnings Per Share'. Additionally, an adjusted earnings per share calculation is provided, based upon the results before acquisition reorganisation costs, goodwill amortisation and exceptional items, to aid comparison of the underlying performance of the Group.

	Half year ended 30 June 2003	Half year ended 30 June 2002	Year ended 31 December 2002
	p	p	p
Basic earnings per share	**2.2**	1.0	5.6
Operating exceptional items	**-**	1.1	1.2
Non-operating exceptional items	**-**	-	(0.1)
Acquisition reorganisation costs	**0.2**	-	-
Goodwill amortisation	**0.6**	0.6	1.1
Adjusted earnings per share	**3.0**	2.7	7.8
Weighted average number of shares (m)	**830.7**	829.0	829.8

10. Cash flow

	Half year Ended 30 June 2003 £m	Half year ended 30 June 2002 £m	Year ended 31 December 2002 £m
Net cash inflow from operating activities			
Operating profit	**35.8**	23.3	81.1
Acquisition reorganisation costs - charged	**2.7**	0.1	0.6
Depreciation and amortisation	**12.9**	13.4	26.0
(Profit) loss on disposal of fixed assets	**(0.1)**	-	2.5
Other items	**3.9**	15.3	5.0
Working capital	**(12.8)**	(3.4)	(14.1)
Acquisition reorganisation costs - spend	**(0.7)**	(2.2)	(2.6)
Other provisions - spend	**(4.3)**	(4.7)	(13.4)
Net cash inflow from operating activities	**37.4**	41.8	85.1
Returns on investments and servicing of finance			
Interest received	**0.4**	0.3	0.7
Interest paid	**(11.6)**	(10.4)	(19.7)
	(11.2)	(10.1)	(19.0)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(10.0)**	(6.3)	(13.8)
Sale of tangible fixed assets	**0.2**	-	0.8
	(9.8)	(6.3)	(13.0)
Acquisitions and disposals			
Purchase of subsidiary companies	**(5.0)**	(1.0)	(13.2)
Management of liquid resources			
Movement in short-term deposits	**0.6**	(1.1)	0.8
Financing			
Share issues	**0.6**	1.1	1.2
Purchase of own shares	**(0.4)**	(0.3)	(0.3)
Movement in other loans and finance leases	**(2.0)**	(3.5)	(8.9)
	(1.8)	(2.7)	(8.0)

11. Movement in net debt

	Cash £m	Overdraft £m	Short-term deposits £m	Loans and finance leases £m	Total £m
Cash flow for the period	(6.5)	3.4	-	-	**(3.1)**
Cash flow from changes in deposits and loans	-	-	(0.6)	2.0	**1.4**
Changes in net debt arising from cash flows	(6.5)	3.4	(0.6)	2.0	**(1.7)**
Exchange adjustment	0.2	(0.2)	-	5.3	**5.3**
Cash in businesses acquired	0.3	-	-	-	**0.3**
Movement in net debt in the period	(6.0)	3.2	(0.6)	7.3	**3.9**
Opening net debt	18.9	(20.6)	0.9	(292.4)	**(293.2)**
Closing net debt	12.9	(17.4)	0.3	(285.1)	**(289.3)**

12. Contingent liabilities

The Group, in the normal course of business, is involved in certain claims and litigation involving product liability, patent infringement and contract disputes. Management believes that insurance coverage in effect will be sufficient to cover any liability or that the ultimate resolution of these matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows. The Group has contingent liabilities for certain potential claims from third parties in relation to companies acquired or sold by Williams PLC prior to demerger. Due to the long-term nature and subjectivity of these potential claims, it is not practical to assess their impact at this time.

Independent review report to Kidde plc

Introduction

We have been instructed by the Company to review the financial information, which comprises the profit and loss account, balance sheet, cash flow statement, comparative figures and associated notes. We have read the other information contained in the Interim Report for any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is subsequently less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
8 September 2003

Kidde

Press information

27 August 2003

Kidde Aerospace wins contract for Chinese Regional Jet

Kidde plc announces that Kidde Aerospace has won the contract to provide an integrated fire protection and bleed air leak detection system for the new ARJ21 regional jet being developed by AVIC I Commercial Aircraft Co. (ACAC) Ltd in China.

Kidde has been contracted to develop the first totally integrated system to provide fire protection for the engines and auxiliary power unit, lavatory smoke detection and waste bin fire extinguishing, cabin portable fire extinguishers, as well as the bleed air leak detection. Deliveries will commence in 2005 and the project is expected to generate revenue of over $70 million to Kidde over the next 20 years.

The ARJ21 family of aircraft will have a capacity of 70 to 90 seats and will enter service in 2006. ACAC have forecast that they will build 500 aircraft over the life of the project, including business and cargo derivatives, and the ARJ21 is being designed to meet the diverse operating conditions of hot temperatures and high altitudes found in China.

Michael Harper, Chief Executive of Kidde plc, commented:

"We are delighted to be part of the ARJ21 programme. ACAC wanted a fully integrated protection system and Kidde is well positioned to provide this solution with our well respected technology, specialised expertise and ability to deliver anywhere in the world. This win re-affirms Kidde's leading position in civil aircraft fire protection and in particular, in the growing regional jet market."

Enquiries

Kidde plc **+44 1753 689 848**
Michael Harper, Chief Executive
John Nicholas, Group Finance Director
Garth Watkins, Investor Relations Manager

Finsbury Group **+44 20 7251 3801**
Edward Orlebar
Charlotte Hepburne-Scott

Kidde plc
Mathisen Way
Poyle Road Colnbrook
Berkshire SL3 0HB UK

Tel +44 (0) 1753 689848
Fax +44 (0) 1753 682572
www.kidde.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK	6,863,512
CHASE NOMINEES LTD	83,649,132
CITIBANK NA	293,420
DEUTSCHE BANK AG	3,389,238
MELLON BANK NA	8,272,689
NORTHERN TRUST COMPANY	5,791,032
ROYAL TRUST CORPORATION OF CANADA	5,498,182
STATE STREET BANK & TRUST COMPANY	10,465,034
	124,222,239

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

5 August 2003

12) Total holding following this notification

124,222,239

13) Total percentage holding of issued class following this notification

14.9589%

14) Any additional information

-

15) Name of contact and telephone number for queries

Steve Hornbuckle, Assistant Secretary, Kidde plc, 01753 766243

16) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle

Date of notification 6 August 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the Number of shares held by each of them

Barclays Global Investors NA	8,974,071
Barclays Global Investors Ltd	20,950,635
Barclays Bank Trust Co Ltd	19,961
Barclays Private Bank and Trust Ltd	29
Barclays Global Fund Advisors	162,718
Barclays Global Investors Japan Trust & Banking	936,916
Barclays Life Assurance Co Ltd	1,219,660
Barclays Nikko Global Investors Ltd	283,617
Barclays Capital Securities ltd	100,000
Barclays Private Bank Ltd	14,288
Barclays Global Investors Australia Ltd	210,060
	32,871,955

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

21 August 2003

12) Total holding following this notification

32,871,955

13) Total percentage holding of issued class following this notification

3.953%

14) Any additional information

15) Name of contact and telephone number for queries

Diane Quinlan, Company Secretary, Kidde plc, 01753 766338

16) Name and signature of authorised company official responsible for making this notification

Diane Quinlan, Company Secretary

Date of notification: 21 August 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

Legal & General Group Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the Number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945	308,799
HSBC Global Custody Nominee (UK) Ltd A/C 775245	3,768,545
HSBC Global Custody Nominee (UK) Ltd A/C 357206	18,197,128
HSBC Global Custody Nominee (UK) Ltd A/C 866203	1,132,971
HSBC Global Custody Nominee (UK) Ltd A/C 916681	43,400
HSBC Global Custody Nominee (UK) Ltd A/C 360509	971,567
	24,422,410

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

18 August 2003

12) Total holding following this notification

24,422,410 shares

13) Total percentage holding of issued class following this notification

2.93%

14) Any additional information

15) Name of contact and telephone number for queries

Diane Quinlan, Company Secretary, Kidde plc, 01753 766338

16) Name and signature of authorised company official responsible for making this notification

Diane Quinlan, Company Secretary

Date of notification: 18 August 2003